Exhibit 2

FOR IMMEDIATE RELEASE	4 June 2013

WPP plc (“WPP”)

Directors’ Interests

WPP was notified today of changes in the share ownership of Mr Paul Richardson, an executive director of the company.

On 3 June 2013, a family Trust in which Mr Richardson has an interest sold 35,000 ordinary shares which have been held in trust since 1999 and which, pursuant to the purpose of the Trust, have been sold to meet certain obligations owing to the beneficiaries.

At today’s date Mr Richardson’s beneficial holding is 136,274 WPP ADRs, representing 0.0514% of WPP’s issued share capital.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204